Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 10, 2009

PepsiCo, Inc.
(Exact name of registrant as specified in charter)

North Carolina	1-1183	13-1584302
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Anderson Hill Road Purchase, New York 10577
(Address of principal executive offices)

Registrant’s telephone number, including area code: (914) 253-2000

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events.

PepsiCo, Inc. announced today that it has withdrawn and will refile its notification and report forms filed with the Federal Trade Commission (“FTC”) in order to provide the FTC more time to review PepsiCo’s proposal to acquire all of the outstanding shares of common stock it does not already own in its two largest anchor bottlers, The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc. under the Hart-Scott Rodino Antitrust Improvements Act of 1976.  PepsiCo plans to refile at the appropriate time. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference into this Item 8.01.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits

99.1           Press Release issued by PepsiCo, Inc., dated November 10, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPSICO, INC.

Date:	November 10, 2009	By:	/s/ Thomas. H. Tamoney, Jr.
			Name:	Thomas. H. Tamoney, Jr.
			Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press Release by PepsiCo, Inc. dated November 10, 2009.

Purchase, New York	Telephone: 914-253-2000	www.pepsico.com

Contact:	Investor	Media
	Lynn A. Tyson	Jenny Schiavone
	Senior Vice President, Investor Relations	Director, Financial Communications
	914-253-3035	914-253-3941
	email: lynn.tyson@pepsico.com	email: jenny.schiavone@pepsico.com

PepsiCo, Inc. to Refile Hart-Scott-Rodino Premerger Notification

PURCHASE, N.Y., November 10, 2009 - PepsiCo (NYSE: PEP) announced today that it has withdrawn its notification and report forms filed with the Federal Trade Commission (FTC) in order to provide the FTC with more time to review PepsiCo’s proposal to acquire all of the outstanding shares of common stock it does not already own in its two largest anchor bottlers, The Pepsi Bottling Group, Inc. (NYSE: PBG) and PepsiAmericas, Inc. (NYSE: PAS), under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act).  PepsiCo plans to refile at the appropriate time.

PepsiCo originally filed its notification and report forms on September 11, 2009 and refiled them on October 15, 2009.  The current withdrawal and future refiling of both its PBG and PAS notification and report forms will provide the FTC with more time to review the information submitted by PepsiCo without requiring a Request for Additional Information.  PepsiCo will continue to respond to any informal requests by the staff of the FTC (Staff) to provide additional information about the businesses of PepsiCo, PBG and PAS and will continue to discuss the proposed transactions and answer any additional questions raised by the Staff.  PepsiCo remains committed to working cooperatively with the FTC as it conducts its review of the proposed transactions and continues to expect to close both transactions by late 2009 or early 2010.

About PepsiCo
PepsiCo offers the world’s largest portfolio of billion-dollar food and beverage brands, including 18 different product lines that each generate more than $1 billion in annual retail sales.  Our main businesses – Frito-Lay, Quaker, Pepsi-Cola, Tropicana and Gatorade – also make hundreds of other nourishing, tasty foods and drinks that bring joy to our consumers in over 200 countries.  With more than $43 billion in 2008 revenues, PepsiCo employs 198,000 people who are united by our unique commitment to sustainable growth, called Performance with Purpose.  By dedicating ourselves to offering a broad array of choices for healthy, convenient and fun nourishment, reducing our environmental impact, and fostering a diverse and inclusive workplace culture, PepsiCo balances strong financial returns with giving back to our communities worldwide.  For more information, please visit www.pepsico.com.

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Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) have filed with the Securities and Exchange Commission (“SEC”) a registration statement on

Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG. A definitive proxy statement/prospectus will be mailed to shareholders of PBG after the registration statement is declared effective. The registration statement has not yet become effective. PepsiCo and PepsiAmericas, Inc. (“PAS”) have filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS. A definitive proxy statement/prospectus will be mailed to shareholders of PAS after the registration statement is declared effective. The registration statement has not yet become effective. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statements/prospectuses and other relevant materials filed with the SEC.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of November 10, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.